New York Stock Exchange
11 Wall Street
New York, NY 10005

March 4, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Medium-Term Senior Notes, Series N, Callable Step-Up Coupon Notes Due February 26, 2036 of CITIGROUP GLOBAL MARKETS HOLDINGS INC., guaranteed by CITIGROUP INC. under the Exchange Act of 1934.

Sincerely,

